Exhibit 9

EXPERT CONSENT

March 30, 2007

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: International Royalty Corporation

This letter is being filed as the consent of William J. Crowl to being named in the Annual Information Form of International Royalty Corporation (the “Company”) dated March 30, 2007 and to the inclusion by reference to the report prepared by me entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in the Annual Form 40-F or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Report, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, to be filed on March 30, 2007, and any amendment thereto.

Sincerely,

/s/ William J. Crowl

William J. Crowl

Vice President, Mining

Gustavson Associates, LLC

Location: Boulder, Colorado

Date: March 30, 2007

5757 Central Ave   Suite D   Boulder, CO 80301 USA   +1 (303) 443-2209   FAX +1 (303) 443-3156

http://www.gustavson.com          gustavson@gustavson.com